Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders



Nuveen North Carolina Dividend Advantage Municipal Fund

811-09461


The annual meeting of shareholders for the above-
referenced Fund was held on November 16, 2010.  At
this meeting the shareholders were asked to vote on the
election of Board Members, the elimination of
Fundamental Investment Policies and the approval of
new Fundamental Investment Policies.    The Fund did
not achieve the required quorum to pass the proposals to eliminate certain Fundamental Investment Policies and approve new Fundamental Investment Policies, and thus the meeting was adjourned to January 6, 2011 and subsequently adjourned to March 14, 2011 to permit further solicitation of proxies for these non-routine items.